ZION OIL & GAS, INC.
6510 Abrams Rd., Suite 300
Dallas, Texas  75231

March 5, 2009

VIA EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:	Zion Oil & Gas, Inc.
Registration Statement on Form S-3
Filed January 29, 2009
File Number 333-157077

Dear Mr. Schwall:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated February 20, 2009 (the “Comments”), relating to the above referenced registration statement on Form S-3 (the “Registration Statement”) filed by Zion Oil & Gas, Inc. (“Zion”). We also refer to the oral comment conveyed telephonically on February 24, 2009 by Ms. Tracey McNeil to our attorney, David Aboudi.

As a general matter, Zion has no objection to any of the comments made and intends to make all of the changes suggested. Many of the revisions require Zion to include or refer to the financial information to be included in its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K 2008”), which Zion is in the process of finalizing. Concurrent with the filing of the Form 10-K 2008, Zion intends to file an amendment to the Registration Statement (“Amendment No. 1”) wherein it will make the suggested revisions.

Pending the filing of Amendment No.1, Zion is setting forth below the responses to the Comments which it anticipates will be included in Amendment No. 1.

Response to Comments

Cover Page

1. The paragraph that begins “Indicate by check mark whether the registrant is …” and the check boxes that immediately follow this paragraph are missing from your cover page. Amend your filing to include the missing text as set forth in Form S-3. Please also check the appropriate box to indicate your filing status. See Form S-3 at http://www.sec.gov/about/forms/secforms.htm.

Response

The above noted paragraph was inadvertently omitted from the cover page of the Registration Statement and will be included in Amendment No. 1.

2. In determining whether the company qualifies as a “smaller reporting company” as defined under Rule 12b-2 of the Exchange Act, please refer to Item 10(f) of Regulation S-K and to Section III.E of Release No. 33-8876. Please note that a company that qualified as a smaller reporting company is required to check the appropriate box on its filings. See Section III.F.3 of Release No. 33-8876.

Response

Zion qualifies as a “smaller reporting company”.  Beginning with the quarterly report on Form 10-Q for the three month period ended March 31, 2008, Zion has checked the appropriate box on the cover page of each periodic filing.

Prospectus Summary, page 3

3. Under a separate heading and paragraph, please discuss the substantial doubt regarding your ability to continue as a going concern and your history of losses. Please also include cross references to the related risk factors on page 7 and 8.

Response

Immediately following the text of the 'question and answer' format, Zion intends to insert text in response to the Comment, substantially similar to the following:

GOING CONCERN CONSIDERATION

We are a development stage company with limited capital resources, no revenue and a loss from operations. We incurred net losses of $_________ and $13,047,000 for the years ended December 31, 2008 and 2007, respectively. We have incurred significant losses since our inception on April 6, 2000 and our accumulated deficit as of December 31, 2008 was $___________. We cannot assure that we will ever be profitable. These factors have raised substantial doubt about our ability to continue as a going concern.  See “RISK FACTORS on pages ___ and ___ relating to our ability to continue as a ‘going concern’ and our need to raise additional funds to realize our business plans.”

The figures relating to fiscal year 2008 are in the process of being finalized and are not yet available.

The Rights Offering, page 16

4. Please disclose examples of what you contemplate to be “significant amendments to terms of this offering.”  We note your disclosure that you “reserve the right to amend the terms of this offering” and that if you “make an amendment that [you] consider significant, [you] will extend the expiration date and offer all subscribers the right to revoke any subscription submitted prior to such amendment upon the terms and conditions [you] set forth in the amendment.”

Response

After further consideration, the Company has decided to delete the text relating to any possible significant amendment of the proposed rights offering. The Company does not contemplate amending the terms of the rights offering once the offering commences, other than possibly to extend the then scheduled expiration date.

Information Incorporated by Reference, page 28.

5. We note that your financial statements from your Form 10-KSB for the year ended December 31, 2007 are incorporated by reference in this filing. Please update your financial statements as required by Article 3 of Regulation S-X. If you are filing as a “smaller reporting company”, refer to the requirements of Article 8 of Regulation S-X. Please also update the related consent.

Response

Amendment No. 1 will incorporate by reference the Form 10-K 2008 and will also include appropriate auditor consent updates.

Oral Comment Conveyed Telephonically on February 24, 2008.

In Amendment No. 1, Zion will be revising the presentation of its financial information in the narrative portions as suggested by Ms. McNeil to use more conventional presentation (i.e., $1,000,000 or $1 million, instead of $1,000 thousand).  Further, in all subsequent periodic filings, beginning with the Form 10-K 2008, Zion will be revising the presentation of financial information in conformance with the suggestion.

We trust that the above responds to all of your comments. As noted above, we intend to effect the above revision in Amendment No. 1. Please do not hesitate to contact our attorney, David Aboudi, in connection with any of the above.

Sincerely,
/s/ Richard Rinberg
Richard Rinberg